UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number: 811-07912

Date examination completed: July 31, 2014

2.	State Identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD D03721305	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

Old Westbury Funds, Inc.

4.	Address of principal executive office:

760 Moore Road, King of Prussia, Pennsylvania 19406

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940

November 14, 2014

I, as a member of management of Old Westbury Large Cap Core Fund, Old Westbury Large Cap Strategies Fund, Old Westbury Small & Mid Cap Fund (Bessemer Managed U.S. Mid Cap sleeve and Tax Managed sleeve), Old Westbury Fixed Income Fund, Old Westbury Municipal Bond Fund, and the collectible coin collection and precious metals of Old Westbury Real Return Fund and OWF Real Return Fund Ltd. (collectively, the “Funds”), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2014 and from June 30, 2014 (date of last examination) through July 31, 2014.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of July 31, 2014 and from June 30, 2014 (date of last examination) through July 31, 2014, with respect to securities, collectible coins and precious metals reflected in the investment account of the Funds.

By:	/s/ Matthew Rizzi
Matthew Rizzi
Old Westbury Funds, Inc.
Vice President & Treasurer

Ernst & Young LLP 5 Times Square New York, NY 10036-6530	Tel: +1 212 773 3000 Fax +1 212 773 6350 www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Old Westbury Funds, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Old Westbury Funds, Inc. (comprising, respectively, Old Westbury Large Cap Core Fund, Old Westbury Large Cap Strategies Fund, Old Westbury Small & Mid Cap Fund (Bessemer Managed U.S. Mid Cap sleeve and Tax Managed sleeve), Old Westbury Fixed Income Fund, Old Westbury Municipal Bond Fund and the collectible coin collection and precious metals of Old Westbury Real Return Fund and OWF Real Return Fund Ltd.) (collectively, the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of July 31, 2014. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2014 and with respect to agreement of security purchases and sales, for the period from June 30, 2014 (the date of our last examination) through July 31, 2014:

•	Confirmation of all securities held by Bank of New York Mellon, Federated Shareholder Services Company, and SEI Investments Company in book entry form and confirmation of the collectible coins and precious metals held by Scotia Mocatta without prior notice to management;

•	Reconciliation of such confirmations to the books and records of the Funds;

•	Agreement of pending purchase activity as of July 31, 2014 to documentation supporting corresponding subsequent cash payments and related settlements; and

•	Agreement of a total of five security purchases and five security sales across all Funds since our last examination from the books and records of the Funds to cash settlement per the bank statements.

A member firm of Ernst & Young Global Limited

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of July 31, 2014, with respect to securities, collectible coins and precious metals reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Old Westbury Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

November 14, 2014

A member firm of Ernst & Young Global Limited

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